Arf 3/11/03

cm

SEC 03014073 COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50307

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAS Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4747 W 135th Street Suite 100
(No. and Street)

Leawood (City) Kansas (State) 66224 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John A Meier (913) 239-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Sowers, CPA, PA
(Name – *if individual, state last, first, middle name*)

4747 W 135th Street Suite 200 (Address) Leawood (City) Kansas (State) 66224 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2003
WASH. D.C.
165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAS Corp., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Kansas
County of Johnson

Signature

Exec V. Pres

Title

NOTARY PUBLIC
Jo Ellen Tierney
Exp. Date 11-18-2005
STATE OF KANSAS

Jo Ellen Tierney

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAS CORP.

FINANCIAL STATEMENTS AND
AUDIT REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2002

LARRY D. SOWERS, CPA, PA

CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors and Stockholders of FAS Corp.
Leawood, Kansas

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of FAS Corp. (a Kansas corporation) as of December 31, 2002, and the related statements of income, retained earnings, cash flows and statement of changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAS Corp., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

L. D. Sowers, CPA, PA

Leawood, Kansas

February 26, 2003

4747 WEST 135TH, SUITE 200 • LEAWOOD, KANSAS 66224 • (913) 239-2390 • FAX (913) 239-2399

FAS CORP.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current assets:	
Cash and cash equivalents (Note 1)	$ 21,031
Total current assets	21,031
Other Assets:	
Organization expense, net of accumulated amortization of $6,247 and $6,247, respectively (Note 1)	0
Total other assets	0
Total Assets	$ 21,031

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Commissions payable	$ 2,936
Total Current Liabilities	2,936
Stockholders' Equity:	
Common stock, $1 par value, 100,000 shares authorized, 10,000 shares issued and outstanding	10,000
Retained earnings	8,095
Total stockholders' equity	18,095
Total liabilities and stockholders' equity	$ 21,031

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Concessions income	$ 1,519,606
Total revenues	1,519,606
Operating Expenses:	
Amortization	624
Bank service charge	118
Commission expense	811,449
Continuing education	869
Insurance	11,660
License and permits	45
Occupancy expense	120,000
Professional fees	2,000
Brokers fees	8,229
Taxes	110
Total operating expenses	955,104
Income from operations	564,502
Other Income:	
Interest income	150
Total other income	150
Net income	$ 564,652

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$ 1,443
Net income for the year	564,652
Non-dividend distribution	(558,000)
Balance, December 31, 2002	$ 8,095

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:		
Net income		$ 564,652
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	$ 624	
Decrease in commissions payable	(8,179)	
Net cash used by operating activities		(7,555)
Cash Flows from Financing Activities:		
Dividend distributions paid to parent company	(558,000)	
Net cash used by financing activities		(558,000)
Net decrease in cash		(903)
Cash and cash equivalents, beginning of year		21,934
Cash and cash equivalents, end of year		$ 21,031

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Balance at January 1, 2002	$ 11,443
Net income	564,652
Deductions, including non-conforming capital of non-dividend distributions	(558,000)
Balance at December 31, 2002	$ 18,095

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Summary of significant accounting policies

Nature of business

FAS Corp. was formed in June, 1997. FAS Corp. is a limited activity broker/dealer registered with the Securities & Exchange Commission and a member of NASD. The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and certificates of deposits with original maturities of 90 days or less to be cash or cash equivalents. At December 31, 2002, no cash deposits exceed federally insured limits.

Concessions receivable

Management believes that all concessions receivable as of December 31, 2002, were fully collectible. Therefore, no allowance for doubtful accounts was recorded.

Other assets/Amortization

Amortizable assets are recorded at cost. Amortization is calculated by the straight-line method over the useful lives of the assets. Total amortization for the year ended December 31, 2002, was $624.

Income taxes

The Company, with the consent of its shareholders, has elected to be taxed under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

Concentrations of credit risk

Concentrations of credit risk with respect to concessions receivable are limited since the credit worthiness of the concession payors as determined by AM Best Company ratings are A+ and higher.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 2 - Net capital and required net capital

Net capital and required net capital as required by the computation in accordance with Rule 15c3-1 is as follows.

Computation of Net Capital

Total ownership equity qualified for net capital	$ 18,095
Less: Total non-allowable assets	0
Net capital	$ 18,095

Computation of Basic Net Capital Requirements

Minimum net capital required	$ -0-
Minimum dollar requirement	5,000
Net capital requirement	5,000
Excess net capital	13,095
Excess net capital at 100%	$ 18,095

See accountant's audit report.

LARRY D. SOWERS, CPA, PA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENENT AUDITOR'S REPORT
ON SUPPLEMENTAL INFORMATION

To the Board of Directors and Stockholders of
FAS Corp.
Leawood, Kansas

This report is supplemental information to our report on our audit of the basic financial statements of FAS Corp for the year ended December 31, 2002. We conducted our audit in accordance with auditing standards generally accepted in the United States of America for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting schedule on the statement of no material inadequacies as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements take as a whole.

L D Sowers CPA, PA

Leawood, Kansas

February 26, 2003

4747 WEST 135TH, SUITE 200 • LEAWOOD, KANSAS 66224 • (913) 239-2390 • FAX (913) 239-2399

FAS CORP.
STATEMENT OF NO MATERIAL INADEQUACIES
DECEMBER 31, 2002

Our audit disclosed that no material inadequacies now exist or existed since the date of the previous audit.

See accountant's audit report